

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

February 19, 2009

Room 7010

Toyoaki Nakamura
Senior Vice President and Executive Officer
Hitachi, Ltd
6-6, Marunouchi 1-chome
Chiyoda-ku
Tokyo 100-8280, Japan

      Re: Hitachi, Ltd.
            Form 20-F for Fiscal Year Ended March 31, 2008
            File No. 001-08320

Dear Mr. Nakamura:

      We note your letter filed February 9, 2009 which states you intend to reply to our comments on or about March 31, 2009, which is after the ten business days specified in our letter dated January 29, 2009. We are unable to provide any relief from the due dates stated in our letter. We understand some of the issues are complex. However, we urge you to respond to all of the comments in a timely manner.

      You may contact Melissa Rocha, Staff Accountant, at (202) 551-3854 or, in her absence Al Pavot at (202) 551-3738 or the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

                        Sincerely,

                        Terence O'Brien
                        Accounting Branch Chief